EXHIBIT 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2007	2008	2007	2008
EARNINGS:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(6,260)	$(203,320)	$5,657	$(187,921)
Add:
Fixed charges	11,633	9,690	35,552	29,226
Less:
Preferred stock dividends	2,246	2,246	6,738	6,738

Earnings	$3,127	$(195,876)	$34,471	$(165,433)

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$8,692	$6,732	$26,678	$20,353
Portion of rents representative of the interest factor	695	712	2,136	2,135
Preferred stock dividends	2,246	2,246	6,738	6,738

Fixed Charges	$11,633	$9,690	$35,552	$29,226

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A

Deficiency	$8,506	$205,566	$1,081	$194,659